April 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Gregory Dundas, Staff Attorney
Larry Spirgel, Assistant Director Joseph M. Kempf, Senior Staff Accountant Carlos Pacho, Senior Chief Accountant

Re:	EVIO, Inc.
Form 10K for the Year-end September 30, 2017
Filed January 17, 2018
File No 000-12350
REQUEST FOR EXTENSION

Dear Mr. Dundas:

We are in receipt of your letter dated April 3, 2018. We are in the final stages of preparing our response. However, we need and hereby request an extension to provide our response until Monday, April 30, 2018.

If you have any questions, please contact either myself or David Kane, Chief Financial Officer.

/s/ William Waldrop

William Waldrop

Chief Executive Officer

cc:	Christian Carnell
David Kane

62930 O B Riley Rd, Suite 300 Bend, OR 97703	T: 541-633-4568 F: 541-727-5361